EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

March 4, 2019

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Amanda Ravitz, Assistant Director

Re:	Tuscan Holdings Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-229657) (the "Registration Statement")

Dear Ms. Ravitz:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Tuscan Holdings Corp., hereby advises that copies of the Preliminary Prospectus, dated February 13, 2019, were distributed on or about February 28, 2019, as follows:

268 to individual investors;

82 to FINRA members (which included 23 prospective underwriters and selected dealers); and

109 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated February 13, 2019, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO